Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen, VP, Investor Relations AudioCodes Tel: 732-764-2552 roger.chuchen@audiocodes.com

AudioCodes Reports Second Quarter 2024 Results and Declares Semi-Annual Dividend of 18 cents per share

Or Yehuda, Israel – July 30, 2024 - AudioCodes (NASDAQ: AUDC) Press Release

Second Quarter Highlights

•	Quarterly revenues increased by 0.5% year-over-year to $60.3 million;

•	Quarterly service revenues increased by 12.3% year-over-year to $32 million;

•	GAAP results:

o	Quarterly GAAP gross margin was 65.5% ;

o	Quarterly GAAP operating margin was 8.2%;

o	Quarterly GAAP EBITDA was $6.2 million;

o	Quarterly GAAP net income was $3.8 million, or $0.12 per diluted share.

•	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 65.8%;

o	Quarterly Non-GAAP operating margin was 11.9%;

o	Quarterly Non-GAAP EBITDA was $8.3 million;

o	Quarterly Non-GAAP net income was $5.5 million, or $0.18 per diluted share.

•	Net cash used by operating activities was $2.9 million for the quarter.

•	AudioCodes repurchased 116,453 of its ordinary shares during the quarter at an aggregate cost of $1.2 million.

AudioCodes Reports second Quarter 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the second quarter ended June 30, 2024.

Revenues for the second quarter of 2024 were $60.3 million compared to $60.0 million for the second quarter of 2023.

EBITDA for the second quarter of 2024 was $6.2 million compared to $2.9 million for the second quarter of 2023.

On a Non-GAAP basis, EBITDA for the second quarter of 2024 was $8.3 million compared to $6.2 million for the second quarter of 2023.

Net income was $3.8 million, or $0.12 per diluted share, for the second quarter of 2024 compared to net income of $1.1 million, or $0.03 per diluted share, for the second quarter of 2023.

On a Non-GAAP basis, net income was $5.5 million, or $0.18 per diluted share, for the second quarter of 2024 compared to $5.1 million, or $0.16 per diluted share, for the second quarter of 2023.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; (v) tax impact which relates to our Non-GAAP adjustments; and (vi) in Q1 2024 non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash used by operating activities was $2.9 million for the second quarter of 2024. Cash and cash equivalents, short-term bank deposits, long and short-term marketable securities and long financial investments were $93.7 million as of June 30, 2024 compared to $106.7 million as of December 31, 2023. The decrease in cash and cash equivalents, short-term bank deposits, long and short-term marketable securities and long financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during the first quarter of 2024 and purchase of property and equipment related to leasehold improvements of our new corporate headquarter in Israel, offset, in part, by cash from operating activities.

AudioCodes Reports second Quarter 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 2 of 10

AudioCodes Press Release

“I am pleased to report solid second quarter 2024 results, marked by the second consecutive quarter of positive top-line growth and ongoing momentum in our Microsoft and conversational AI businesses with sequential uptick in our legacy gateway business,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

In terms of our strategic business lines, Microsoft Teams business in the second quarter grew 3.3% year-over-year, with steady increase in the Live managed services, which grew about 35% year-over-year and reached ARR of $56 million exiting second quarter 2024. Second quarter Live business growth puts us on track to land within our full year 2024 ARR target range of $64-$70 million, representing an average approximate annual growth rate of 40% compared to 2023.

In the CX business, our healthy pipeline continues to support a positive outlook for second half and full year 2024. Conversational AI business grew over 50% year-over-year, benefiting from customers’ inexorable demand to drive innovation and deliver productivity improvements on projects in both the UC and CX space. We have witnessed progress made in several new Conversational AI activities. These include among others, Voca CIC, our AI first CX solution for Microsoft Teams, SaaS Recording solutions such as Meeting Insights and interaction recording, and in the MS Teams meeting room space.

Underlying business momentum remains strong, as we had several notable wins with marquee accounts in the quarter, from a combination of new customer additions as well as cross-sell of products and services to existing ones. Key to such cross sales success is our Live Platform for UCaaS and CCaaS, which encompasses a comprehensive stack of voice related services to the Microsoft Teams ecosystem.

Overall, we delivered on our business priorities in the quarter, fostering momentum in strategic areas of our business and successfully executing on the cost rationalization initiatives.  We believe this lays the foundation to drive healthy top-line growth long-term while driving significant margin expansion in 2024 and beyond,” concluded Mr. Adlersberg.

AudioCodes Reports second Quarter 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 3 of 10

AudioCodes Press Release

Share Buy Back Program

During the quarter ended June 30, 2024, the Company acquired 116,453 of its ordinary shares under its share repurchase program for a total consideration of $1.2 million.

In July 2024, the Company received court approval in Israel to purchase up to an aggregate amount of $20 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through January 1, 2025.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a cash dividend in the amount of 18 cents per share. The aggregate amount of the dividend is approximately $5.5 million. The dividend is payable on August 29, 2024, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on August 15, 2024.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Board.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's second quarter of 2024 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

AudioCodes Reports second Quarter 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 4 of 10

AudioCodes Press Release

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; the effects of the current terrorist attacks by Hamas in Israel, and the war and hostilities between Israel and Hamas, and Israel and Hezbollah as well as the possibility that this could develop into a broader regional conflict involving Israel with other parties, may affect our operations and may limit our ability to produce and sell our solutions; any disruption in our operations by the obligations of our personnel to perform military service as a result of current or future military actions involving Israel; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2024 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports second Quarter 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,849	$30,546
Short-term and restricted bank deposits	206	212
Short-term marketable securities	21,113	7,438
Trade receivables, net	55,010	51,125
Other receivables and prepaid expenses	9,146	9,381
Inventories	37,893	43,959
Total current assets	144,217	142,661

LONG-TERM ASSETS:
Long-term Trade receivables	$16,680	$16,798
Long-term marketable securities	48,944	65,732
Long-term financial investments	2,557	2,730
Deferred tax assets	5,966	6,208
Operating lease right-of-use assets	34,263	36,712
Severance pay funds	16,975	17,202
Total long-term assets	125,385	145,382

PROPERTY AND EQUIPMENT, NET	21,846	10,893

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,315	38,581

Total assets	$329,763	$337,517

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	5,102	7,556
Other payables and accrued expenses	26,369	29,943
Deferred revenues	39,988	38,820
Short-term operating lease liabilities	5,931	7,878
Total current liabilities	77,390	84,197

LONG-TERM LIABILITIES:
Accrued severance pay	$15,956	$16,662
Deferred revenues and other liabilities	17,277	17,142
Long-term operating lease liabilities	31,024	31,404
Total long-term liabilities	64,257	65,208

Total shareholders’ equity	188,116	188,112
Total liabilities and shareholders' equity	$329,763	$337,517

AudioCodes Reports second Quarter 2024 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Revenues:
Products	$56,897	$60,260	$28,347	$31,567
Services	63,482	58,973	31,956	28,453
Total Revenues	120,379	119,233	60,303	60,020
Cost of revenues:
Products	22,743	25,221	10,918	12,177
Services	19,494	18,992	9,910	9,366
Total Cost of revenues	42,237	44,213	20,828	21,543
Gross profit	78,142	75,020	39,475	38,477
Operating expenses:
Research and development, net	27,114	29,403	13,181	14,394
Selling and marketing	34,820	35,526	17,453	17,679
General and administrative	7,991	8,680	3,905	4,149
Total operating expenses	69,925	73,609	34,539	36,222
Operating income	8,217	1,411	4,936	2,255
Financial income (expenses), net	419	1,196	396	247
Income before taxes on income	8,636	2,607	5,332	2,502
Taxes on income, net	(2,779)	(1,734)	(1,558)	(1,447)
Net income	$5,857	$873	$3,774	$1,055
Basic net earnings per share	$0.19	$0.03	$0.12	$0.03
Diluted net earnings per share	$0.19	$0.03	$0.12	$0.03
Weighted average number of shares used in computing basic net earnings per share (in thousands)	30,337	32,024	30,341	31,900
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	30,764	33,017	30,735	32,977

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
GAAP net income	$5,857	$873	$3,774	$1,055
GAAP net earnings per share	$0.19	$0.03	$0.12	$0.03
Cost of revenues:
Share-based compensation (1)	175	210	96	103
Amortization expenses (2)	244	257	122	122
Lease expenses (6)	304	-	-	-
	723	467	218	225
Research and development, net:
Share-based compensation (1)	1,171	1,441	579	698
Deferred payments expenses (3)	-	250	-	125
Lease expenses (6)	342	-	-	-
	1,513	1,691	579	823
Selling and marketing:
Share-based compensation (1)	1,472	2,330	749	1,093
Amortization expenses (2)	22	22	11	11
Deferred payments expenses (3)	-	250	-	125
Lease expenses (6)	38	-	-	-
	1,532	2,602	760	1,229
General and administrative:
Share-based compensation (1)	1,434	2,428	692	1,169
Lease expenses (6)	76	-	-	-
	1,510	2,428	692	1,169
Financial expenses (income):
Exchange rate differences (4)	(809)	(470)	(445)	71

Income taxes:
Taxes on income, net (5)	422	224	(49)	562
Non-GAAP net income	$10,748	$7,815	$5,529	$5,134
Non-GAAP diluted net earnings per share	$0.34	$0.24	$0.18	$0.16
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	31,561	32,977	31,552	33,017

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(5)	Tax impact which relates to our non-GAAP adjustments.
(6)	In Q1 2024, non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$5,857	$873	$3,774	$1,055
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,784	1,320	1,261	669
Amortization of marketable securities premiums and accretion of discounts, net	615	712	301	340
Decrease in accrued severance pay, net	(479)	(272)	(369)	(288)
Share-based compensation expenses	4,252	6,409	2,116	3,063
Decrease in deferred tax assets, net	64	168	850	534
Cash financial loss (income), net	154	(332)	69	58
Decrease in operating lease right-of-use assets	3,557	4,282	1,168	2,132
Decrease in operating lease liabilities	(3,435)	(4,355)	(1,324)	(818)
Decrease (increase) in trade receivables, net	(3,767)	6,939	(6,083)	428
Decrease (increase) in other receivables and prepaid expenses	235	1,911	(305)	1,727
Decrease (increase) in inventories	5,947	(9,512)	2,689	(3,746)
Decrease in trade payables	(2,454)	(4,218)	(2,220)	(3,462)
Increase (decrease) in other payables and accrued expenses	(1,605)	(4,934)	127	(869)
Increase (decrease) in deferred revenues	1,365	6,443	(4,945)	1,383
Net cash provided by operating activities	12,090	5,434	(2,891)	2,206
Cash flows from investing activities:
Proceeds from short-term deposits	6	5,006	2	2
Proceeds from financial investment	47	-	26	-
Proceeds from redemption of marketable securities	3,450	2,000	2,950	1,000
Proceeds from redemption of financial investments	-	11,043	-	8,294
Purchase of property and equipment	(15,263)	(3,263)	(8,478)	(1,947)
Net cash provided by (used in) investing activities	(11,760)	14,786	(5,500)	7,349

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(4,754)	(2,926)	(1,170)	(2,926)
Cash dividends paid to shareholders	(5,453)	(5,718)	-	-
Proceeds from issuance of shares upon exercise of options	180	114	-	18
Net cash used in financing activities	(10,027)	(8,530)	(1,170)	(2,908)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(9,697)	11,690	(9,561)	6,647
Cash, cash equivalents and restricted cash at beginning of period	30,546	24,535	30,410	29,578
Cash, cash equivalents and restricted cash at end of period	$20,849	$36,225	$20,849	$36,225

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